PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2011

This management’s discussion and analysis (“MD&A”) of the financial condition and results of operations of Primero Mining Corp. (“Primero” or the “Company”) should be read in conjunction with the unaudited condensed interim consolidated financial statements of the Company as at and for the three and six months ended June 30, 2011, as well as the annual audited consolidated financial statements for the year ended December 31, 2010 and corresponding MD&A. Additional information on the Company, including its Annual Information Form for the year ended December 31, 2010, can be found under Primero’s profile at www.sedar.com.

Management is responsible for the preparation of the financial statements and MD&A. The condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”). For all periods up to and including the year ended December 31, 2010, the Company prepared its financial statements in accordance with Canadian generally accepted accounting principles “Canadian GAAP”. In accordance with the standard related to first time adoption of IFRS, the Company’s transition date to IFRS was January 1, 2010 and therefore the comparative information for 2010 has been restated in accordance with the Company’s IFRS accounting policies. All dollar figures in this MD&A are expressed in US dollars, unless stated otherwise.

This MD&A contains forward-looking statements and should be read in conjunction with the risk factors described in the “Risks and uncertainties” and “Cautionary statement on forward-looking information” sections at the end of this MD&A, as well as “Risks and uncertainties” in the Company’s Annual Information Form dated March 29, 2011 filed on SEDAR.

This MD&A presents financial data on Primero as well as operating and financial data on the San Dimas Mine. The financial data on Primero reflects operations of the San Dimas Mine from August 6, 2010, the date of acquisition. Some of the operating and financial data on the San Dimas Mine relates to the period before Primero’s ownership, and has been derived from internal records. This pre-acquisition information is being provided solely to assist readers to understand possible trends in key performance indicators of the mine. Readers are cautioned that some data presented in this MD&A may not be directly comparable.

This MD&A has been prepared as of August 10, 2011.

Second Quarter Highlights

  San Dimas produced 27,576 gold equivalent ounces¹ during the second quarter 2011 compared to 24,764 gold equivalent ounces in the second quarter 2010;

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2011

  San Dimas produced 19,374 ounces of gold and 1.06 million ounces of silver during the second quarter 2011, compared to 20,918 ounces and 1.11 million ounces, respectively, during the second quarter 2010;

  The Company reached the 3.5 million ounce annual threshold under the silver purchase agreement, and subsequently sold 260,593 ounces of silver at spot prices, resulting in $9.0 million of revenue.

  San Dimas incurred total cash costs² of $586 per gold equivalent ounce for the second quarter 2011, compared to $590 per gold equivalent ounce in the second quarter 2010. On a by-product basis, cash costs were $190 per gold ounce for the second quarter 2011, compared to $484 per gold ounce for the second quarter 2010;

  The Company earned net income before taxes of $16.6 million for the second quarter 2011, compared to a net loss before taxes of $2.4 million in the second quarter 2010;

  The Company earned net income of $3.9 million ($0.04 per share) for the second quarter 2011, compared to a net loss of $2.4 million ($0.80 per share) for the second quarter 2010. The adjusted net income³ amounted to $0.4 million ($0.00 per share), compared to an adjusted net loss of $0.9 million ($0.31 per share) in the second quarter 2010 (the last quarter before the Company acquired San Dimas);

  The Company spent $8.9 million on capital expenditures in the second quarter 2011 mainly on underground development and exploration drilling and drifting. Total capital expenditures for 2011 are expected to be approximately $31 million;

  On March 30, 2011, the union of mill workers went on strike, resulting in a stoppage of mill processing at the San Dimas Mine. The strike was settled on April 30, 2011 and the mill resumed full operations on May 2, 2011. The local union representing the mill workers is one of three local unions at San Dimas. The other two unions, representing the underground mine workers, continued to work, so that underground mining, development and exploration activities continued for the duration of the strike. All stock-piled ore has been processed at of the date of this MD&A.

Highlights Subsequent to Second Quarter

  On July 13, 2011 the Company and Northgate Minerals Corporation announced their agreement to combine their respective businesses and create a new leading mid-tier gold producer.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2011

  On July 4, 2011, the Company received a VAT refund of $87.2 million related to the 2010 acquisition of the San Dimas Mines. Concurrently with the receipt of the VAT, the Company repaid the bank loan that was used to partially fund the VAT payment, resulting in an increase of $17.1 million in cash resources.

  On July 20, 2011, Primero served notice to Goldcorp to convert the convertible note into common shares of the Company, and subsequently Goldcorp elected to extend the maturity date until August 5, 2012.

1

“Gold equivalent ounces” include silver ounces produced, and converted to a gold equivalent based on a ratio of the average commodity prices received for each period. The ratio for the second quarter 2011 was 130:1 based on the realized prices of $1,523 per ounce of gold and $11.73 per ounce of silver (see “Results of Operations” below).

2

Total cash costs per gold equivalent ounce and total cash costs on a by-product basis are non-GAAP measures. Total cash costs per gold equivalent ounce are defined as cost of production (including refining costs) divided by the total number of gold equivalent ounces produced. Total cash costs on a by-product basis are calculated by deducting the by-product silver credits from operating costs. The Company reports total cash costs on a production basis. In the gold mining industry, these are common performance measures but do not have any standardized meaning, and are non-GAAP measures. As such, they are unlikely to be comparable to similar measures presented by other issuers. In reporting total cash costs per gold equivalent and total cash costs on a by-product basis, the Company follows the recommendations of the Gold Institute standard. The Company believes that, in addition to conventional measures, prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Refer to “Non-GAAP measure – Total cash costs per gold ounce” below for a reconciliation of cash costs per gold ounce on both a by-product and gold equivalent basis to reported operating expenses (the most directly comparable GAAP measure).

3

Adjusted net income and adjusted net income per share are non-GAAP measures. Neither of these non-GAAP performance measures has any standardized meaning and is therefore unlikely to be comparable to other measures presented by other issuers. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Refer to “Non-GAAP measure – Adjusted net income (loss)” below for a reconciliation of adjusted net income to reported net income.

Overview

Primero is a Canadian-based precious metals producer with operations in Mexico. The Company is focused on building a portfolio of high quality, low cost precious metals assets in the Americas through acquiring, exploring, developing and operating mineral resource properties. Primero currently has one producing property – the San Dimas Mine, which it acquired on August 6, 2010. The Company also has one exploration property, Ventanas, located in Durango State, Mexico.

The Company’s shares are listed on the Toronto Stock Exchange (“TSX”) under the symbol P. In addition, Primero has common share purchase warrants which trade on the TSX under the symbol P.WT.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2011

The Company intends to transition from being a single-asset gold producer to becoming an intermediate gold producer. To accelerate this transition, the Company is proposing a business combination with Northgate Minerals Corporation as discussed below. The proposed Northgate transaction aside, the Company was already targeting to increase annual gold production to 375,000 ounces by 2013 (by increasing production at the San Dimas Mine and through acquisitions).

The Company believes that the San Dimas Mine provides a solid production base with immediate opportunities to optimize mine capacity, increase mill throughput and expand production. In January 2011, the Company outlined plans to double annual production to approximately 200,000 ounces (gold equivalent) in 2013. The Company believes that it can continue to expand reserves by focussing new drilling programs on areas of good exploration potential – principally the Sinaloa Graben block and the Arana Hanging Wall.

Recent Corporate Developments

Proposed business combination with Northgate Minerals Corporation

On July 13, 2011, the Company and Northgate Minerals Corporation (“Northgate”) (TSX: NGX, NYSE Amex: NXG) announced that they had entered into a definitive arrangement agreement (the “Arrangement Agreement”) to combine their respective businesses and create a new leading mid-tier gold producer. The transaction will create a company with an expected combined market capitalization of approximately Cdn$1.2 billion.

Under the terms of the Arrangement Agreement, Northgate will acquire all of the issued and outstanding common shares of the Company for 1.50 Northgate common shares per Primero Share (the “Exchange Ratio”). After the proposed transaction, each outstanding option and warrant of the Company shall be exchanged for options and warrants of Northgate that will upon exercise entitle the holder to receive Northgate shares based upon the Exchange Ratio and otherwise on the same terms and conditions as in the original option or warrant. Upon completion of the transaction, existing Primero and Northgate shareholders will own approximately 31% and 69% of the combined company, respectively.

Highlights of the transaction include:

  Diversified production base: Three producing gold mines with 320,000 gold equivalent ounces expected in 2011 increasing to 550,000 ounces expected in 2013 coming from the addition of the Young-Davidson development project and expansion at San Dimas, plus exploration pipe-line, all located in pro-mining jurisdictions.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2011

  Delivers leading growth profile: Expected production growth of 72% from 2011 to 2013 and declining cash costs – which will place the combined company amongst the leaders of its expected peer group.

  Strong, complementary management team: Combines proven management with an experienced technical team. The new company will be led by Joseph Conway, current President and Chief Executive Officer of Primero.

  Strengthens financial position and cash flow: Fully funded development of the Young-Davidson gold project in Ontario with expected sufficient cash flow to re-pay all corporate debt and pursue accretive opportunities.

  Creates a unique re-valuation opportunity: Currently trading below peer average net asset value and cash flow multiples.

  Enhanced capital markets presence: $1 billion market capitalization is expected to appeal to a broader shareholder base, increase analytical following and improve share trading liquidity.

The transaction will be carried out by way of a court-approved Plan of Arrangement and will require approval by at least 662/3% of the votes by the shareholders of Primero at a special meeting of Primero shareholders. The transaction is also subject to obtaining approval by a majority of votes cast by the shareholders of Northgate at a special meeting of Northgate shareholders expected to take place the same date as the Primero meeting. In addition to the shareholder and court approvals, the transaction is subject to applicable regulatory approvals and the satisfaction of certain other closing conditions customary in transactions of this nature. It is anticipated that the shareholder meetings will be held in the third quarter of 2011.

The Arrangement Agreement includes deal protection provisions, including no solicitation of alternative transactions, right to match, dual break fees and customary fiduciary-out provisions.

Both companies’ Boards of Directors have determined that the proposed business combination is in the best interests of their respective shareholders based on a number of factors, including fairness opinions received from their respective financial advisors. Each company’s Board of Directors approved the terms of the proposed transaction and recommends that their respective shareholders vote in favour of the business combination. In addition, Goldcorp Inc., which holds an aggregate of 35.5% of the outstanding Primero common shares, has entered into an agreement to vote in favour of the transaction.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2011

$80.6 million VAT refund

On July 4, 2011, the Company received a refund of $80.6 million of value added tax (“VAT”) which was paid to the Mexican government as part of the San Dimas acquisition in 2010. The Company financed the VAT payment with a combination of $10.6 million in cash plus a $70 million term credit facility. Interest on the refund and foreign exchange gains due to the strengthening of the Mexican peso against the US dollar since the August 2010 acquisition date increased the refund to $87.2 million. Concurrently with the receipt of the VAT, the Company repaid all outstanding principal and interest on the term credit facility amounting to $70.1 million, resulting in an increase of $17.1 million in cash resources.

Primero added to Russell Global Index

Effective June 24, 2011, Primero was added to the Russell Global Index. Russell indexes are widely used by investment managers and institutional investors for index funds and as benchmarks for both passive and active investment strategies. Membership in the Russell Global Index, which remains in place for one year, means automatic inclusion in the appropriate sub-indexes; large-cap, small-cap, all-cap indexes, as well as the applicable style, sector and country indexes. Russell determines membership for its equity indexes primarily by objective, market-capitalization rankings and style attributes.

First silver sales at spot realized prices

During June 2011, the Company successfully delivered the annual threshold of 3.5 million ounces of silver under the silver purchase agreement and started to sell 50% of the silver produced at San Dimas at spot prices for its own account. According to the silver purchase agreement between the Company, Silver Wheaton (Caymans) Ltd. and Silver Wheaton Corp., until August 5, 2014 Primero is required to deliver to Silver Wheaton Caymans a per annum amount equal to the first 3.5 million ounces of silver produced at San Dimas and 50% of any excess at $4.04 per ounce (increasing by 1% per year). Thereafter Primero will deliver to Silver Wheaton a per annum amount equal to the first six million ounces of silver produced at San Dimas and 50% of any excess at $4.20 per ounce (increasing by 1% per year). Primero sells 50% of the silver above these thresholds at spot market prices for its own account. The Company estimates that it will sell between 500,000 and 525,000 ounces of silver at spot realized prices by August 5, 2011.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2011

Adoption of IFRS

The Company’s transition date to IFRS was January 1, 2010. The financial results discussed in this MD&A were prepared in accordance with IFRS unless otherwise stated. A discussion of the Company’s transition to IFRS is presented in the section entitled “Transition to IFRS”. A full set of Primero’s accounting policies in accordance with IFRS is presented in note 2 to the March 31, 2011 condensed consolidated interim financial statements which can be found under the Company’s profile on SEDAR.

Initiatives to deal with adverse tax consequences of silver purchase agreement

Market prices for gold and silver have continued their upward trend as the slow pace of economic recovery, lax monetary policies adopted by the world’s most prominent central banks, US and European sovereign debt concerns, and geopolitical tensions in the Middle East and North Africa have attracted investor interest to these commodities as a safe haven investment and store of value. During the second quarter 2011, the market prices of gold and silver averaged $1,506 per ounce and $37.96 per ounce, respectively, 26% and 107% higher, respectively, than average prices during the second quarter 2010. Accordingly, the average ratio of gold prices to silver prices has decreased to 40:1 in the second quarter 2011 from 65:1 in the second quarter 2010.

The rise in the price of silver and the decline in the ratio of gold prices to silver prices has had a detrimental impact on the Company because of the silver purchase agreements assumed by the Company when it acquired the San Dimas Mines (see “Silver purchase agreement”). As discussed below under “Income taxes”, silver sales under the silver purchase agreement realize approximately $4 per ounce; however, the Company’s provision for income taxes is based on sales at market prices.

The Company is committed to mitigating its negative leverage to silver and has implemented the following strategies to achieve this goal:

  Purchasing call options on 1,204,000 ounces of silver at a strike price of $39 per ounce to cover two-thirds of the estimated silver sales under the silver purchase agreement over the six months from April 1, 2011 to September 30, 2011. The call options provide protection against the adverse tax consequences of increasing silver prices while at the same time exposing the Company to incremental profits from a potential rise in silver prices. Subject to the implementation of other tax mitigation strategies, the Company may purchase silver call options or other hedging products on a regular basis.

  Accelerating the tax depreciation of its mineral concessions. On May 13, 2011, the Company re- filed the 2010 tax return of its

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2011

  Mexican subsidiary to claim a deduction for 100% of the $403.6 million tax value assigned to mineral concessions as part of the acquisition of San Dimas. This reduced the Mexican subsidiary’s 2010 taxable income to $nil and created a loss carry forward of approximately $380 million, which will offset taxable income in 2011 and future years. This strategy does not change the Company’s overall tax provision in the statement of operations, since a reduction in current taxes is offset by an increase in deferred taxes. Although this strategy results in a deferral rather than an overall reduction of cash taxes, it provides time to implement a permanent solution and for the gold: silver price ratio to potentially move back to historical levels. In addition, the acceleration protects income from taxation in the current period of unprecedented high commodity prices.

  The Company’s decision to accelerate the tax depreciation of its mineral concessions was supported by a “should-level” opinion from a professional advisor. This means that the opinion writer believes that there is at least a 70% probability of the tax position being sustained on its merits if challenged by the tax authorities. The Mexican tax law is complex and open to alternative interpretations. Although the Company is confident in its filing position, it currently intends to seek a ruling from the tax authorities in order to settle any potential uncertainty more quickly. The fines and penalties assessed by the Mexican tax authorities for adopting a filing position that is not sustained are severe. To be conservative and in order to avoid the risks of an adverse determination, the Company elected to pay tax installments during the second quarter of 2011 as if it is not claiming 100% deduction of the mineral concessions. The Company paid tax installments of $5.2 million during the second quarter 2011, most of which related to earnings before the May 2011 re-filing date. The Company will reassess whether to continue paying tax installments on an ongoing basis. If the Company’s filing position is sustained, as currently expected, any tax installments remitted will be refunded to the Company.

  Restructuring its operations and corporate agreements such that income taxes are assessed based on realized prices.

The Company will provide updates in the future as this restructuring initiative progresses.

Mill worker stoppage

On March 30, 2011, the union of mill workers declared a strike due to a dispute regarding the mill workers’ bonus structure, resulting in a stoppage of mill processing at the San Dimas Mine. The strike was settled on April 30, 2011 and the mill resumed full operations on May 2, 2011. The local union representing the mill workers is one of three local unions at San Dimas and all three locals are part of the national union Sindicato Nacional de Trabajadores Mineros (the National Mineworkers Union). The other two unions, representing the underground mine workers, had accepted the Company’s bonus structure with similar terms to those proposed to the union of mill workers. Underground mining, development and exploration activities continued undisrupted for the duration of the strike.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2011

The work stoppage resulted in two days lost production in the first quarter 2011 and 30 days in the second quarter 2011. Since underground mining continued during the strike, the Company mined 54,255 tonnes of ore for the duration of the strike, which it started to process through the mill when work resumed. All stock-piled ore has been processed at of the date of this MD&A.

Listing on the New York Stock Exchange (“NYSE”)

As reported in the Company’s first quarter 2011 MD&A, the Company has made an application to list its common shares on the NYSE. A listings committee hearing was held in late May 2011 and the Company was accepted to list on the NYSE subject to fulfillment of certain conditions. The Company is assessing its position with respect to the NYSE listing in view of the Arrangement Agreement entered into with Northgate in July 2011.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2011

Summarized Quarterly and Year-to-Date Data

	Three Months Ended		Six months ended
	June 30		June 30
	2011	2010	2011	2010
Operating Data¹
Tonnes of ore milled	136,464	152,225	298,981	297,485
Produced
Gold equivalent (ounces)	27,576	24,764	51,659	54,098
Gold (ounces)	19,374	20,918	39,872	45,839
Silver (million ounces)	1.06	1.11	2.29	2.32
Sold:
Gold equivalent (ounces)	26,807	24,222	51,313	53,566
Gold (ounces)	18,837	20,483	39,343	45,399
Silver (million ounces):	1.03	1.08	2.41	2.29
Average realized prices:
Gold ($/ounce):	$1,523	$1,167	$1,452	$1,136
Silver ($/ounce):	$11.73	$4.04	$7.35	$4.04
Total cash costs (per gold ounce):
Gold equivalent basis	$586	$590	$604	$529
By-product basis	$190	$484	$345	$419

Financial Data ²
(in thousands of US dollars except per share amounts)
Revenues	40,830	-	74,818	-
Earnings from mine operations	18,723	-	29,635	-
Net income/(loss)	3,897	(2,401)	(3,997)	(2,717)
Basic and diluted income/(loss) per share	0.04	(0.80)	(0.05)	(0.90)
Operating cash flows before working capital changes	21,456	(2,243)	19,936	(2,399)
Assets
Mining interests	485,478	133	485,478	133
Total assets	672,898	934	672,898	934
Liabilities
Long-term liabilities	140,271	-	140,271	-
Total liabilities	242,828	1,705	242,828	1,705
Equity	430,070	(771)	430,070	(771)
Weighted average shares outstanding (basic)(000's)	87,915	3,016	87,844	3,003
Weighted average shares outstanding (diluted)(000's)	88,197	3,016	87,844	3,003

[1]	The San Dimas Mine was acquired by Primero on August 6, 2011. Operating data for the three and six months ended June 30, 2010 relates to the period before Primero’s ownership.
[2]
The Company did not have any producing mines before the acquisition of San Dimas. Financial data for the three and six months ended June 30, 2011 are therefore not comparable to the three and six months ended June 30, 2010.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2011

Review of Operations

San Dimas Mine

The following table discloses operating data for the San Dimas Mine for the second quarter 2011 and the preceding four quarters. Before August 6, 2010, the San Dimas Mine was owned by Desarrolos Mineros San Luis, S.A. de C.V. (“DMSL”), a subsidiary of Goldcorp Inc., and operating data for all periods up to this date were derived from internal mine records.

	30-Jun-11	31-Mar-11	31-Dec-10	30-Sep-10	30-Jun-10
Operating Data
Tonnes of ore milled	136,464	162,517	168,875	145,893	152,225
Average mill head grade (grams/tonne)
Gold	4.56	4.03	4.01	4.03	4.45
Silver	259	250	236	227	244
Average recovery rate (%)
Gold	97%	97%	97%	97%	97%
Silver	94%	94%	94%	94%	94%
Produced
Gold equivalent (ounces)	27,576	24,083	24,771	21,790	24,764
Gold (ounces)	19,374	20,498	21,171	18,419	20,918
Silver (million ounces)	1.06	1.23	1.21	1.01	1.11
Sold
Gold equivalent (ounces)	26,807	24,506	30,480	16,070	24,222
Gold (ounces)	18,837	20,506	27,329	12,650	20,483
Silver @ $4.04 (million ounces)	0.77	1.37	1.06	1.02	1.08
Silver @ spot (million ounces)	0.26	-	-	-	-
Average realized price (per ounce)
Gold	$1,523	$1,387	$1,359	$1,205	$1,167
Silver¹	$11.73	$4.04	$4.04	$4.04	$4.04
Total cash operating costs ($000s)	$16,173	$15,031	$15,984	$14,237	$14,614
Total cash costs (per gold ounce)
Gold equivalent basis	$586	$624	$645	$653	$590
By-product basis	$190	$491	$524	$552	$484

[1]

Due to a silver purchase agreement originally entered into in 2004, for the periods before June 30, 2011, all silver produced was sold to Silver Wheaton Caymans at a fixed price. As a result of restructuring the silver purchase agreement, Primero is able to sell some silver production at spot prices, subject to minimum threshold amounts being met (see “Silver purchase agreement” below). The threshold for the 12 month period ended August 6, 2011 was met during the quarter ended June 30, 2011.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2011

The San Dimas Mine consists of the San Antonio (Central Block), Tayoltita and Santa Rita underground mines located in Mexico’s San Dimas district, on the border of Durango and Sinaloa states. The San Dimas district has a long mining history with production first reported in 1757. The typical mining operations employ mechanized cut-and-fill mining with primary access provided by adits and internal ramps from an extensive tunnel system through the steep mountainous terrain.

All milling operations are carried out at a central milling facility at Tayoltita that processes the production from the three active mining areas. The ore processing is by conventional cyanidation followed by zinc precipitation of the gold and silver followed by refining to dore. The mill currently has an installed capacity of 2,100 tonnes per day.

As at December 31, 2010, total proven and probable mineral reserves1 were estimated at 886,090 ounces of gold and 62.9 million ounces of silver, based on 5.881 million tonnes at an average grade of 4.69 grams of gold per tonne and 332 grams of silver per tonne. Exploration results in the Sinaloa Graben continue to confirm mineralization of a higher grade and in wider veins than average existing reserves. The Company anticipates that within five years the Sinaloa Graben will contribute about 50% of production at San Dimas. The Central Block, which has provided the majority of production for the last few years, continues to be the most prolific area of the mine, accounting for approximately 70% and 60%, respectively, of gold and silver reserves at December 31, 2010.

The total inferred mineral resources estimated as at December 31, 2010, which are in addition to the mineral reserves stated above, were approximately 2.0 million ounces of gold and 179 million ounces of silver, based on 16.853 million tonnes at an average grade of 3.67 grams of gold per tonne and 330 grams of silver per tonne. Gold and silver resources increased by 23% and 16%, respectively, from levels at the end of 2009. In addition to the discovery of new resources,

________________________________________________
1The technical information in respect of the San Dimas Mine has been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”). The technical information has been included in this MD&A with the consent and prior review of Mr. Velasquez Spring, P. Eng., Senior Geologist, Watts, Griffis and McOuat, who is an independent qualified person. The reserve and resource estimates described in this MD&A were made by Primero and audited by Mr. Velasquez Spring. Information regarding the key assumptions, parameters and methods used to estimate the mineral resources and other information regarding the San Dimas Mine can be found in a report entitled “Technical Report on the Tayoltita, Santa Rita and San Antonio Mines, Durango, Mexico for Primero Mining Corporation”, dated March 11, 2011, prepared by Velasquez Spring, P. Eng and Gordon Watts, which is available under the Company’s profile on SEDAR at www.sedar.com.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2011

San Dimas has a long history of resource to reserve conversion, with a 90% conversion rate over the last 30 years.

During the second quarter 2011, extensions of the high-grade mineralization in the Sinaloa Graben continued. The Sinaloa Graben is in the western block of the San Dimas mine. A north-south tunnel developed in the middle of this block crosscut and provided direct access to this mineralized system. The system is composed of multiple veins, as is characteristic of other blocks in the San Dimas district. So far, two of the veins named Elia and Aranza, have been explored through drilling and drifting, obtaining significant results.

The Elia vein has been exposed along an exploration drift for 221 metres showing continuous mineralization. A systematic sampling was carried out every 3 metres across the drift. The average grade over 221 metres was 15.9 grams per tonne of gold and 1,491 grams per tonne of silver over a 2.8 metre true width. The Aranza vein has been exposed along the exploration drift for 79 metres showing continuous mineralization. A systematic sampling was carried out every 3 metres across the drift. The average grade over 79 metres was 5.2 grams per tonne of gold and 543 grams per tonne of silver over a 2.2 metre true width.

Differences between periods in ounces produced are generally due to the extent of exploration and development work carried out in the current and prior periods and the grade of ore being milled.

The Company produced 19,374 ounces of gold and 1.06 million ounces of silver in the second quarter 2011, 5% and 14% lower, respectively, than the first quarter 2011, due mainly to the mill workers strike, which resulted in 30 days of lost production in second quarter and two days in the first quarter. The Company continued its underground mining operations during the strike and stockpiled ore, which it processed after the mill workers returned to work. Since the Company had planned to operate the mill at less than its design capacity, it was able to increase throughput after the strike ended and this partially offset the impact of days lost from the strike. Throughput increased to an average of 2,237 tonnes per day, 29% higher than the planned throughput of 1,733 tonnes per day. In addition to the higher throughput, gold grades at 4.56 grams per tonne, were 13% higher in the second quarter 2011 than the first quarter 2011.

Gold production in the three months ended June 30, 2011 was 7% lower than the same period in 2010 due to a 10% decrease in tonnes milled resulting from the strike, partly offset by a 2% increase in gold grade. Most of the production in the first and second quarter 2011 came from the deep Central Block area where grades in the Roberta and Robertita veins were somewhat below expectations. The Company produced 1.06 million ounces of silver in the second quarter 2011, 14% and 5%, respectively, less than the first quarter 2011 and the second quarter 2010 due to lower throughput from the strike offset by higher silver grades.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2011

Total cash costs on a gold equivalent basis in the second quarter 2011 were $586 per ounce, 6% lower than the first quarter 2011 due to a 14% increase in gold equivalent ounces, partly offset by an 8% increase in cash operating costs. The impact of reaching the 3.5 million ounce threshold under the silver purchase agreement and realizing spot prices on 0.26 million ounces of silver, increased the gold equivalent ounces of silver production to 8,202 ounces in the second quarter 2011 from 3,585 gold equivalent ounces in the first quarter 2011. Total cash costs on a gold equivalent basis in the second quarter 2011 were substantially the same as the second quarter 2010 as an 11% increase in cash operating costs was offset by an 11% decrease in gold equivalent ounces due to selling silver at spot prices (before the Company acquired the mine 100% of silver was sold to Silver Wheaton Caymans at a fixed price). On a by-product basis, the benefit of silver spot sales improved total cash costs to $190 per gold ounce in the second quarter 2011 from $491 per gold ounce in the first quarter 2011 and $484 per gold ounce in the second quarter 2010.

Transition Matters

Since August 6, 2010, the majority of transition matters relating to the acquisition of the San Dimas Mine have been resolved. As at the date of this MD&A, the only significant outstanding matters are the permit to operate the aircraft and the registration of mortgages over the surface land rights in favour of Silver Wheaton Caymans and Goldcorp. In Mexico, aircraft can only be operated through a licensed carrier and the Company is currently operating its aircraft through DMSL’s carrier. The Company is working to acquire its own carrier licence. The registration of surface land rights, which was outstanding as at the date of the Company’s last MD&A, has now been completed, and the mortgages over the same in favour of Silver Wheaton Caymans and Goldcorp are in the process of being registered.

Ventanas Property

The Company held an option to acquire up to a 70% interest in the Ventanas exploration property pursuant to an agreement originally entered into on May 8, 2007. Concurrent with the acquisition of the San Dimas Mine, the Company acquired all rights to the Ventanas property. The Ventanas property lies in the Ventanas mining district approximately 32 kilometres from the San Dimas Mine. The property is composed of 28 near-contiguous mining concessions covering approximately 35 square kilometres. The Company last drilled the property in 2008 and since then the property has been on care and maintenance.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2011

Outlook

The Company has reviewed its mine plan in light of the mill workers strike and maintains its full year 2011 production guidance¹. As at the date of this MD&A, the first year of sales under the silver purchase agreement has concluded and the Company has revised its guidance on silver spot sales.

Gold equivalent production (gold equivalent ounces)	110,000-120,000
Gold production (ounces)	90,000-100,000
Silver production (ounces)	4,500,000-5,000,000
Silver spot sales by Primero² (ounces)	500,000-525,000
Total cash costs (per gold equivalent ounce)	$550 - $570
Total cash costs - by-product (per gold ounce)	$350 - $370

[1]	See “Cautionary Statement on Forward-Looking Statement Information” for the assumptions and risks related to the guidance statements

[2]

Concurrent with the acquisition of the San Dimas Mine, the silver purchase agreement was restructured such that for the first four years after the acquisition date, the first 3.5 million ounces of silver produced, plus 50% of the excess over 3.5 million ounces are sold to Silver Wheaton Caymans at a fixed price and the remaining 50% are available to be sold by Primero at market prices. After the fourth year, the threshold increases from 3.5 million ounces to 6 million ounces (see “Silver purchase agreement” below)

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2011

Results of Operations

Three months ended June 30, 2011 compared with three months ended June 30, 2010

	For the three months ended
In thousands of US dollars except per share amounts	June 30		March 31
	2011	2010	2011
	$	$	$
Revenue	40,830	-	33,988
Operating expenses	(16,166)	-	(15,868)
Depreciation and depletion	(5,941)	-	(7,208)
Total cost of goods sold	(22,107)	-	(23,076)
Earnings from mine operations	18,723	-	10,912
General and administration	(5,106)	(2,402)	(4,503)
Foreign exchange gain/(loss)	4,956	-	(1,569)
Finance income	2,414	1	32
Finance expense	(3,132)	-	(2,949)
Gain/(loss) on derivative contracts	(1,229)	-	3,127
Income (loss) before income taxes	16,626	(2,401)	5,050
Income taxes	(12,729)	-	(12,945)
Net income (loss) for the period	3,897	(2,401)	(7,895)
Income (loss) per share	0.04	(0.80)	(0.09)
Weighted average number of common shares outstanding - basic	87,914,731	3,016,106	87,772,801
Weighted average number of common shares outstanding - diluted	88,197,130	3,016,106	87,772,801

Prior to the acquisition of the San Dimas Mine in August 2010, the Company did not have any producing mines and did not realize any revenue or earnings from mine operations. Results for the second quarter 2011 are therefore not comparable to the second quarter 2010. The discussion in this section therefore includes comparisons with the three months ended March 31, 2011.

The Company earned net income of $3.9 million ($0.04 per share) in the second quarter 2011, compared with a net loss of $2.4 million ($0.80 per share) in the second quarter 2010 and a loss of $7.9 million ($0.09 per share) in the first quarter 2011. Adjusted net income for the second quarter 2011 was $0.4 million ($0.00 per share), compared to an adjusted net loss of $0.9 million ($0.31 per share) in the second quarter 2010 and $ 7.7 million ($0.09 per share) in the first quarter 2011. Non-cash share-based payment expense of $2.4 million ($0.03 per share), has not been excluded in calculating adjusted net income for the second quarter 2011.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2011

Revenue

Revenue was $40.8 million in the second quarter 2011 as a result of selling 18,837 ounces of gold at an average price of $1,523 per ounce, and 1.03 million ounces of silver at an average realized price of $11.73 per ounce. Upon the acquisition of the San Dimas Mine, the Company assumed the obligation to sell silver at below market prices (see “Silver purchase agreement” below). In the second quarter 2011, the Company reached the 3.5 million ounce threshold under the silver purchase agreement, and subsequently sold 260,593 ounces of silver at an average price of $34.59. Revenue in the first quarter 2011 was $34.0 million from selling 20,506 ounces of gold at an average price of $1,387 per ounce and 1.37 million ounces of silver at $4.04 per ounce.

Silver purchase agreement

In 2004, the owner of the San Dimas Mine entered into an agreement to sell all the silver produced at the San Dimas Mine for a term of 25 years to Silver Trading (Barbados) Ltd. (“Silver Trading”) at market prices. Concurrently, in return for upfront payments of cash and shares of Silver Wheaton Corp., Silver Trading entered into an agreement to sell all of the San Dimas Mine’s silver to Silver Wheaton Caymans at the lesser of $3.90 per ounce (adjusted for annual inflation) or market prices. The Company was required to assume these two agreements when it acquired the San Dimas Mine.

These two silver purchase agreements were amended when the Company acquired the San Dimas Mine. Currently, for each of the first four years after the acquisition date, the first 3.5 million ounces per annum of silver produced by the San Dimas Mine, plus 50% of the excess silver above this amount, must be sold to Silver Wheaton Caymans at the lesser of $4.04 per ounce (adjusted by 1% per year) and market prices. After four years, for the life of the mine, the first 6 million ounces per annum of silver produced by the San Dimas Mine, plus 50% of the excess silver above this amount, must be sold to Silver Wheaton Caymans at the lesser of $4.20 per ounce (adjusted by 1% per year) and market prices. All silver not sold to Silver Wheaton Caymans is available to be sold by the Company at market prices. The expected cash flows associated with the sale of the silver to Silver Wheaton Caymans at a price lower than the market price have been reflected in the fair value of the mining interests recorded upon acquisition of the San Dimas Mine.

Expenses

Operating expenses

Operating expenses were $16.2 million in the second quarter 2011 compared to $nil in the same period in 2010 and $15.9 million in the first quarter 2011. Total cash costs per gold ounce were $586 and $190, respectively, on a gold equivalent and by-product basis compared to $624 and $491 in the first quarter 2011. The decrease in total cash costs per ounce in the second quarter 2011 was mainly due to reaching the 3.5 million ounce threshold under the silver purchase agreement and realizing spot prices on 0.26 million ounces of silver, which increased the gold equivalent ounces of silver by 129% and byproduct silver credits by 151% compared with the first quarter 2011. Operating expenses for the second quarter 2011 includes $0.6 million in share-based payments related to options granted to mine site employees, compared to $0.5 million in the first quarter 2011.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2011

Depreciation and depletion expense

The depreciation and depletion expense was $5.9 million in the second quarter 2011, compared to $nil in the same period in 2010 and $7.2 million in the three months ended March 31, 2011. The decrease from the first quarter 2011 was mainly due to the impact of the millworkers strike and lower gold production. The Company depletes its mineral assets on a units-of-production basis over the estimated life of gold reserves and a portion of gold resources expected to be converted to reserves. Since acquisition of the San Dimas Mine by the Company, the portion of resources used in the depletion calculation has been 50%. Historically, over the past 30 years, the San Dimas Mine has converted approximately 90% of resources into reserves. The Company expects depreciation and depletion expense associated with the San Dimas Mine to be approximately $30 million for 2011.

Earnings from mine operations

Earnings from mine operations were $18.7 million in the second quarter 2011, compared to $nil in the second quarter 2010, and $10.9 million in the first quarter 2011. The operating margin was considerably higher in the second quarter 2011 at 45.9%, compared to 32.1% in the first quarter 2011. This increase in margin was mainly due to the Company selling 260,593 ounces of silver at spot prices during the quarter, having reached the 3.5 million ounce threshold under the silver purchase agreement with Silver Wheaton Caymans.

General and administration expenses

General and administration expenses were $5.1 million for the three months ended June 30, 2011, compared to $2.4 million in the same period in 2010 and $4.5 million for the three months ended March 31, 2011. Expenses for the second quarter 2011 include $0.7 million of transaction costs related to the acquisition of the San Dimas Mine and the proposed business combination with Northgate, as well as expenses relating to tax initiatives. Transaction costs related to the acquisition of the San Dimas Mine totalled $1.5 million in the three months ended June 30, 2010.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2011

Share-based payments for corporate personnel were $1.9 million for the second quarter 2011, compared to $0.2 million in the same period in 2010, and $1.8 million for the first quarter 2011. Other general and administration expenses (excluding transaction costs and share-based payments) were $2.5 million for the three months ended June 30, 2011, compared to $0.7 million for the same period in 2010, and $2.6 million for the three months ended March 31, 2011. The increases in the first and second quarters 2011 compared with the second quarter 2010 were due to changing the corporate and administrative structure after the Company completed the acquisition of the San Dimas Mine.

Finance expense

Finance expense was $3.1 million for the three months ended June 30, 2011, compared to $nil in the same period in 2010 and $2.9 million for the three months ended March 31, 2011. The second and first quarter 2011 expense included $1.8 million and $1.7 million, respectively, of accretion expense related to the convertible debt and $0.1 million of accretion related to the decommissioning liability. The remaining expense related to interest accrued on the promissory note, VAT loan and convertible debt all issued on the acquisition of the San Dimas Mine (see “Liquidity and Capital Resources” below).

Foreign exchange

The Company earned a gain on foreign exchange of $5.0 million in the second quarter of 2011, compared to $nil in the same period in 2010 and a loss of $1.6 million in the first quarter 2011. The foreign exchange gain in the second quarter 2011 was due primarily to the revaluation of the peso-denominated VAT receivable as the peso has appreciated against the US dollar. This gain was realized in July 2011 when the Mexican government refunded the VAT.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2011

Gain on derivative contracts

The Company recorded a loss on derivative contracts of $1.2 million in the second quarter 2011 compared with $nil in the second quarter 2010 and a gain of $3.1 million in the first quarter 2011. The loss in the second quarter comprised realized gains of $207 on the sale of silver call option contracts (net of losses on expired contracts), unrealized losses on the unexpired call option contracts of $1.6 million as well as a mark-to-market gain of $0.2 million on the fair value of an embedded derivative included in the convertible note. On March 18, 2011, the Company purchased silver call options to provide protection against the adverse tax consequences of increasing silver prices while at the same time exposing the Company to incremental profits from a potential rise in silver prices (see “Recent corporate developments” above).

The first quarter gain of $3.1 million included $2.4 million for the mark-to-market adjustment to the fair value of the embedded derivative in the convertible note and an unrealized gain of $0.7 million related to the valuation of the silver options during the period.

Income taxes

Income taxes were $12.7 million for the second quarter 2011 compared with $nil in the first quarter 2010, and $12.9 million in the first quarter 2011. The income taxes relate mainly to operations in Mexico. The Company currently computes income taxes in Mexico based on selling all silver produced at the San Dimas Mine at market prices. The Company’s Barbadian subsidiary, Silver Trading, currently incurs losses since it purchases silver at market prices and sells silver to Silver Wheaton Caymans at the lesser of approximately $4 per ounce and market prices, however, there is no tax benefit to these losses as Barbados is a low tax jurisdiction. From a consolidated perspective, therefore, the silver sales to Silver Wheaton Caymans realize approximately $4 per ounce, however, the Company currently records income taxes based on sales at market prices.

The effective tax rate in the second quarter 2011 has fallen from the first quarter 2011 as a result of the Company selling 260,593 ounces of silver at spot (see “Revenue” about). The Company is committed to mitigating the negative leverage to silver arising from the silver purchase agreement and has implemented, and is working on a number of different strategies to achieve this goal (see “Recent corporate developments” above).

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2011

Six months ended June 30, 2011 compared with six months ended June 30, 2010

	For the six months ended
In thousands of US dollars except per share amounts	June 30
	2011	2010
	$	$
Revenue	74,818	-
Operating expenses	(32,034)	-
Depreciation and depletion	(13,149)	-
Total cost of goods sold	(45,183)	-
Earnings from mine operations	29,635	-
General and administration	(9,610)	(2,723)
Foreign exchange gain/(loss)	3,388	-
Finance income	2,447	6
Finance expense	(6,081)	-
Gain on derivative contracts	1,898	-
Income (loss) before income taxes	21,677	(2,717)
Income taxes	(25,674)	-
Net income (loss) for the period	(3,997)	(2,717)
Income (loss) per share	(0.05)	(0.90)
Weighted average number of common shares outstanding - basic	87,843,998	3,003,174
Weighted average number of common shares outstanding - diluted	87,843,998	3,003,174

Prior to the acquisition of the San Dimas Mine in August 2010, the Company did not have any producing mines and did not realize any revenue or earnings from mine operations. Results for the six months ended June 30, 2011 are therefore not comparable to the same period in 2010.

The Company incurred a net loss of $4.0 million ($0.05 per share) in the six months ended June 30, 2011, compared with a net loss of $2.7 million ($0.90 per share) in the same period in 2010. Adjusted net loss for the first half of 2011 was $7.3 million ($0.08 per share), compared to an adjusted net loss of $1.1 million ($0.35 per share) in the first half of 2010. Non-cash share-based payment expense of $4.6 million ($0.05 per share), has not been excluded in calculating adjusted net income for the six months ending June 30, 2011.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2011

Revenue

Revenue was $74.8 million in the six months ending June 30, 2011 as a result of selling 39,343 ounces of gold at an average price of $1,452 per ounce, and 2.41 million ounces of silver at an average realized price of $7.35. As discussed above, in the second quarter 2011, the Company reached the 3.5 million ounce threshold under the Silver purchase agreement with Silver Wheaton Caymans, and subsequently sold 260,593 ounces of silver at an average price of $34.59.

Expenses

Operating expenses

Operating expenses were $32.0 million in the first half of 2011 compared to $nil in the same period in 2010. Operating expenses included $0.9 million of share-based payments related to options and phantom share units granted to mine site employees. Total cash costs per gold ounce were $604 and $345, respectively, on a gold equivalent and by-product basis.

Depreciation and depletion expense

The depreciation and depletion expense was $13.1 million in the six months ended June 30, 2011, compared to $nil in the same period in 2010.

Earnings from mine operations

Earnings from mine operations were $29.6 million for the six months ended June 30, 2011, compared to $nil in the same period in 2010 when the Company had no operating mines.

General and administration expenses

General and administration expenses were $9.6 million for the six months ended June 30, 2011, compared to $2.7 million in the same period in 2010. Expenses for the six months ended June 30, 2011 include $0.9 million of transaction costs related to the acquisition of the San Dimas Mine and the proposed business combination with Northgate, as well as expenses relating to tax initiatives Transaction costs related to the acquisition of the San Dimas Mine totalled $1.7 million in the six months ended June 30, 2010.

Share-based payments for corporate personnel were $3.7 million for the first half 2011, compared to $0.3 million in the same period in 2010. Most of the expense in 2011 was due to two sets of stock options which were granted on August 6, 2010, concurrent with the closing of the acquisition of the San Dimas Mine. Other general and administration expenses (excluding transaction costs and share-based payments) were $5.0 million for the six months ended June 30, 2011, compared to $0.7 million for the same period in 2010. The increase in 2011 was due to changing the corporate and administrative structure after the Company completed the acquisition of the San Dimas Mine.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2011

Finance expense

Finance expense was $6.1 million for the six months ended June 30, 2011, compared to $nil in the same period in 2010. The 2011 expense included $3.5 million of accretion expense related to the convertible debt and $0.2 million of accretion related to the decommissioning liability. The remaining expense of $2.4 million related to interest accrued on the promissory note, VAT loan and convertible debt all issued on the acquisition of the San Dimas Mine (see “Liquidity and Capital Resources” below).

Foreign exchange

The Company earned a gain on foreign exchange of $3.4 million in the six months ended June 30, 2011, compared to $nil in the same period in 2010. The gain in 2011 was due primarily to the revaluation of the peso-denominated VAT receivable as the peso has appreciated against the US dollar, partially offset by the impact of the appreciating peso on the settlement of the Company’s peso-denominated liabilities.

Gain on derivative contracts

The Company recorded a gain on derivative contracts of $1.9 million in the six months ended June 30, 2011, compared with nil in the same period in 2010. The 2011 gain comprised a realized gain of $389 on the sale of silver call option contracts (net of losses on expired contracts), an unrealized loss on the unexpired call option contracts of $1.1 million and an unrealized gain of $2.6 million from mark-to-market adjustments to the fair value of an embedded derivative included in the convertible note.

Income taxes

Income taxes were $25.7 million for the first half 2011 compared with $nil in the first half 2010. The income taxes relate mainly to operations in Mexico which the Company did not own until August 2010.

Dividend Report and Policy

The Company has not paid any dividends since incorporation and currently has no plans to pay dividends.

Selected Quarterly Financial Data

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2011

The following table provides summary unaudited financial data for the last eight quarters.

(in thousand of US$ except for per
share amounts and operating data)	2011			2010			2009¹
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Revenue	40,830	33,988	41,425	18,853	-	-	-	-
Net income (loss)	3,897	(7,895)	6,893	(35,630)	(2,401)	(318)	(333)	(238)
Income (loss) per share	0.04	(0.09)	0.08	(0.68)	(0.80)	(0.11)	(0.11)	(0.08)
Cash flow before working capital changes	21,456	(1,521)	14,044	(27)	(2,162)	(159)	(318)	(152)
Cash and cash equivalents	63,629	65,380	58,298	55,007	636	1,011	1,018	1,243
Total assets	672,898	658,044	656,733	638,001	934	1,367	2,800	2,931
Long-term liabilities	140,271	114,850	114,329	120,392	-
Equity	430,070	424,769	430,046	422,618	(771)	1,226	2,630	2,822
Gold produced (ounces)	19,374	20,498	21,171	10,772	-	-	-	-
Gold sold (ounces)	18,837	20,506	27,329	11,845	-	-	-	-
Average price realized per gold ounce	1,523	1,387	1,359	1,257		-	-	-
Cash cost per gold equivalent ounce	586	624	645	633	-	-	-	-
Cash cost per gold ounce, net of silver by-products	190	491	524	526	-	-	-	-
Silver produced (million ounces)	1.06	1.23	1.21	0.58	-	-	-	-
Silver sold @ 4.04 (million ounces)	0.77	1.37	1.06	0.98	-	-	-	-
Silver sold @ spot (million ounces)	0.26	-	-	-	-	-	-	-

¹    Financial data for periods before January 1, 2010 are presented in accordance with Canadian GAAP.

Primero did not own a producing mine until it acquired San Dimas on August 6, 2010. Hence the Company generated no revenue and owned no material assets or held any long-term liabilities until Q3 2010. Revenue in Q3 2010 reflected 55 days of operations compared with 92 days in Q4 2010, 88 days in Q1 2011 and 61 days in Q2, 2011 (two days of operations were lost in Q1 2011 and 30 days in Q2, 2011 due to the mill workers strike). The decrease in cash costs per gold ounce in Q2 2011 was mainly due to the impact of realizing a portion of silver sales at spot after exceeding the 3.5 million ounce threshold in the silver purchase agreement.

Non – GAAP measure – Total cash costs per gold ounce

The Company has included the non-GAAP performance measures of total cash costs per gold ounce on a gold equivalent ounce and by-product basis, throughout this document. The Company reports total cash costs on a production basis. In the gold mining industry, this is a common performance measure but does not have any standardized meaning. In presenting cash costs on a production basis, the Company follows the recommendations of the Gold Institute Production Cost Standard. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The following table provides a reconciliation of total cash costs per gold equivalent ounce and total cash costs per gold ounce on a by-product basis to operating expenses (the nearest GAAP measure) per the condensed consolidated interim financial statements.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2011

	Three months ended		Six months ended
	June 30	March 31	June 30
	2011	2011	2011
Operating expenses per the consolidated financial statements ($000's)	16,166	15,868	32,034
Share-based payment included in operating expenses($000's)	(553)	(486)	(1,039)
Inventory movements and adjustments ($000's)	560	(351)	209
Total cash operating costs ($000's)	16,173	15,031	31,204
Ounces of gold produced	19,374	20,498	39,872
Gold equivalent ounces of silver produced	8,202	3,585	11,787
Gold equivalent ounces produced	27,576	24,083	51,659
Total cash costs per gold equivalent ounce	$586	$624	$604

Total cash operating costs ($000's)	16,173	15,031	31,204
By-product silver credits ($000's)	(12,489)	(4,972)	(17,460)
Cash costs, net of by-product credits ($000's)	3,684	10,059	13,744
Ounces of gold produced	19,374	20,498	39,872
Total by-product cash costs per gold ounce produced	$190	$491	$345

Non – GAAP measure – Adjusted net income (loss)

The Company has included the non-GAAP performance measures of adjusted net income (loss) and adjusted net income (loss) per share, throughout this document. Neither of these non-GAAP performance measures has any standardized meaning and is therefore unlikely to be comparable to other measures presented by other issuers. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The following table provides a reconciliation of adjusted net income (loss) to net income (loss) (the nearest GAAP measure) per the condensed consolidated interim financial statements.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2011

	Three months		Six months
	ended June 30		ended June 30
(in thousands of US dollars except per share amounts)	2011	2010	2011	2010
	$	$	$	$
Net income (loss)	3,897	(2,401)	(3,997)	(2,717)
Loss (gain) on derivative contracts	1,229	-	(1,898)	-
Accretion charged on convertible debt	1,792	-	3,501	-
Foreign exchange gain and finance income on VAT loan, net of tax	(6,603)	-	(5,035)	-
Transaction costs	80	1,473	169	1,666
Adjusted net income (loss)	395	(928)	(7,260)	(1,051)
Adjusted net income (loss) per share - basic & diluted	0.00	(0.31)	(0.08)	(0.35)
Weighted average number of common shares outstanding - basic	87,914,731	3,016,106	87,843,998	3,003,174
Weighted average number of common shares outstanding - diluted	88,197,130	3,016,106	87,843,998	3,003,174

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2011

Non – GAAP measure - Operating cash flows before working capital changes

The Company has included operating cash flows before working capital changes in this MD&A, which is a non-GAAP performance measure. Non-GAAP performance measures do not have any standardized meaning and are therefore unlikely to be comparable to other measures presented by other issuers. The Company believes that, in addition to conventional measures, prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The following table provides a reconciliation of operating cash flows before working capital changes to the condensed consolidated interim financial statements.

			Three
			months
	Three months		ended	Six months
	ended June 30		March 31	ended June 30
(in thousands of US dollars)	2011	2010	2011	2011	2010
	$	$	$	$	$
Cash (used in) provided by operating activities	6,046	(600)	11,779	17,825	(709)
Change in non-cash operating working capital	15,410	(1,643)	(13,300)	2,111	(1,690)
Operating cash flows before working capital changes	21,456	(2,243)	(1,521)	19,936	(2,399)

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2011

Liquidity and Capital Resources for the three and six months ended June 30, 2011

As at June 30, 2011, the Company had cash of $63.6 million (December 31, 2010 - $58.3 million) and working capital of $84.9 million (December 31, 2010 – working capital of $53.5 million). Net cash flows for the three and six months ended June 30, 2011 and 2010, as well as the three months ended March 31, 2011 are shown below. The three months ended March 31, 2011 are considered a more useful comparison to the current quarter than the three and six months ended June 30, 2010 which was prior to the Company’s acquisition of the San Dimas Mine.

Three months ended June 30, 2011 compared with three months ended June 30, 2010 (or March 31, 2011 where more directly comparable)

	Three months		Three months
	ended		ended
In thousands of US dollars	June 30		March 31
	2011	2010	2011
Cash Flow:	$	$	$
Provided by/(used in) operating activities	6,046	(600)	11,779
Used in investing activities	(8,902)	-	(5,212)
Provided by financing activities	937	223	84
Effect of exchange rate changes on cash	168	2	431
Increase/(decrease) in cash	(1,751)	(375)	7,082
Cash at beginning of period	65,380	1,011	58,298
Cash at end of period	63,629	636	65,380

Operating activities

During the three months ended June 30, 2011, the Company’s net cash inflow from operating activities was $6.0 million. The Company recorded a net income of $3.9 million, which, adjusted for non-cash items, resulted in cash inflows of $21.5 million before changes in working capital. This amount mainly comprised cash earnings from mine operations of $25.2 million and cash receipts of $0.9 million from the sale of silver call options, offset by cash general and administrative costs of $3.2 million, and cash interest expense of $0.6 million. The change in non-cash working capital was an outflow of $15.4 million mainly due to an increase in receivables.

Investing activities

Cash outflows for investing activities, being capital expenditures at the San Dimas Mine, were $8.9 million for the three months ended June 30, 2011 compared with $5.2 million in the three months ended March 31, 2011. The majority of the expenditures in the both the second and first quarter of 2011 was for exploration and underground development.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2011

The Company expects to spend approximately $31 million on capital expenditures in 2011, including about $23 million for underground development and exploration drilling and drifting. This will increase the number of working faces and expand ore throughput to the mill. The remainder of capital expenditures in 2011 comprise sustaining capital of $6 million and capital projects of $2 million. The Company expects to spend approximately the same amounts on capital expenditures in 2012 and 2013 as 2011.

Financing activities

The Company realized inflows from financing activities of $0.9 million, $0.2 million and $0.1 million, respectively, in the second quarter 2011, the second quarter 2010 and the first quarter 2011, from the exercise of warrants and options.

Six months ended June 30, 2011 compared with six months ended June 30, 2010

	Six months ended
In thousands of US dollars	June 30
	2011	2010
Cash Flow:	$	$
Provided by/(used in) operating activities	17,825	(709)
Used in investing activities	(14,114)	-
Provided by financing activities	1,021	326
Effect of exchange rate changes on cash	599	1
Increase/(decrease) in cash	5,331	(382)
Cash at beginning of period	58,298	1,018
Cash at end of period	63,629	636

Operating activities

During the six months ended June 30, 2011, the Company’s net cash inflow from operating activities was $17.8 million. The Company recorded a net loss of $4.0 million, which, adjusted for non-cash items, resulted in cash inflows of $19.9 million before changes in working capital. This amount mainly comprised cash earnings from mine operations of $43.8 million, offset by $1.3 million to buy silver call options (net of proceeds on sale of option contracts), cash general and administrative costs of $6.0 million, current income taxes of $14.2 million and cash interest expense of $0.9 million. The change in non-cash working capital was an outflow of $2.1 million mainly due to an increase in receivables.

Working capital adjustment

The Asset Purchase Agreement for the San Dimas Mine provides that there is an adjustment to the purchase price to the extent that net working capital was different at August 5, 2010 than at March 31, 2010. Net working capital is defined as the sum of trade accounts receivable, inventory and prepaid expenses, less the sum of accounts payable and accrued payroll and other current liabilities. The parties agreed in February 2011 that the net working capital adjustment was $3.9 million, payable by Primero to DMSL. This amount was paid to DMSL in the second quarter 2011.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2011

Investing activities

Cash outflows for investing activities, being capital expenditures at the San Dimas Mine, were $14.1 million for the six months ended June 30, 2011 compared with $nil in the same period in 2010 (which was prior to the acquisition of the San Dimas mine). The majority of the expenditures in the first half 2011 were for exploration and underground development.

Financing activities

The Company realized inflows from financing activities of $1.0 million and $0.3 million, respectively, in the first half 2011 compared to the same period in 2010 from the exercise of warrants and options.

Debt

On August 6, 2010, in connection with the acquisition of the San Dimas Mine, the Company issued the following debt instruments:

(i)

A convertible promissory note (“the Note”) in the principal amount of $60 million with an annual interest rate of 3%, to DMSL, which DMSL subsequently assigned to Goldcorp on August 6, 2010. The Note may be converted, at any time up to the maturity date (being the “Initial Maturity Date” or “the Second Maturity Date”), by Goldcorp at a conversion price of Cdn$6.00 per share. In determining the number of common shares to be issued on conversion, per the Note, the principal amount to be translated will be converted into Canadian dollars by multiplying that amount by 1.05.

On the first anniversary of the Note (“Initial Maturity Date”), the Note will be repayable in cash or, at the option of Primero, in common shares at 90% of the volume weighted average trading price of the common shares for the five trading days ending immediately prior to the Initial Maturity Date (the “Maturity Conversion Price”). If on the Initial Maturity Date, Primero serves notice to convert (“Debtor Conversion Notice”), Goldcorp has the right to extend the Maturity Date until the second anniversary of the Note (the “Second Maturity Date”). If Goldcorp elects to extend the maturity date, the Company may (1) pay the principal amount in cash immediately or (2) convert the debt to shares on the Second Maturity Date at a price equal to the greater of a) the Maturity Conversion Price and b) 90% of the volume weighted average trading price of the common shares for the five trading days ending immediately prior to the Second Maturity Date.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2011

On July 20, 2011, Primero issued the Debtor Conversion Notice to Goldcorp and on August 4, 2011, Goldcorp elected to extend the maturity date to the Second Maturity Date.

In accordance with IAS 39, Financial Instruments: Recognition and Measurement, the Note is considered to contain an embedded derivative relating to the conversion option which is set at a fixed exchange rate from US dollars to the Canadian-denominated shares. The carrying amount of the debt, on initial recognition, is calculated as the difference between the proceeds of the convertible debt as a whole and the fair value of the embedded derivative. Subsequent to initial recognition, the derivative component is re-measured at fair value at each reporting date while the debt component is accreted to the face value of the Note using the effective interest rate through periodic charges to interest expense over the initial one-year term of the debt. Accretion relating to the Note for the three and six months ended June 30, 2011 was $1,791 and $3,501 respectively (2010 - $nil and $nil).

(ii)

A promissory note in the principal amount of $50 million with an annual interest rate of 6% to DMSL, which DMSL subsequently assigned to a wholly-owned Luxembourg subsidiary of Goldcorp. The promissory note is repayable in four annual instalments of $5 million, starting on December 31, 2011, with the balance of principal due on December 31, 2015. In addition to the annual instalments, the Company is required to pay 50% of annual excess free cash flow (as defined in the promissory note) against the principal balance.

Pursuant to the terms of the promissory note and the convertible debt, the Company is required to maintain the following financial covenants:

	•	Tangible net worth as at the end of each fiscal quarter of at least $400 million, and
	•	Commencing on the quarter ending September 30, 2011, free cash flow of at least $10 million, calculated on a rolling four fiscal quarter basis.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2011

Tangible net worth means equity less intangible assets. Free cash flow means cash flow from operating activities as reported in the consolidated statement of cash flows, less the aggregate of capital expenditures at the San Dimas Mine, principal and interest on the promissory note and convertible debt and up to $5 million per year on account of acquisition opportunities. The Company was in compliance with these financial covenants at June 30, 2011.

iii)

A non-revolving credit facility of $70 million from The Bank of Nova Scotia to partly pay $80.6 million of VAT due to the Mexican government on the acquisition of the San Dimas Mine. VAT is a refundable tax, which upon receipt will be used to repay the term credit facility. The credit facility bears interest at Canada’s base rate plus 0.75% or LIBOR plus 1.75%, depending upon the Company’s choice of type of loan availment. Goldcorp guaranteed repayment of the credit facility.

On July 4, 2011, the Mexican government refunded the VAT and the Company repaid all of the principal and interest on the term credit facility.

Liquidity Outlook

As at June 30, 2011, the Company had working capital of $84.9 million and the Company expects that these resources, as well as ongoing cash flow from the San Dimas Mine, will be sufficient to fund its operations for the foreseeable future. The current high commodity price environment would normally be beneficial to a precious metals producer. The recent rise in the price of silver and the decline in the gold to silver price ratio have, however, decreased the Company’s cash flows due to the negative tax consequences of the silver purchase agreement. Everything else being equal, each $1 increase in the market price of silver to be sold to Silver Wheaton Caymans under the silver purchase agreement, reduces the Company’s cash flow from sales under the silver purchase agreement by $0.30 per ounce. The Company is committed to mitigating these unfavourable tax consequences and has implemented, or is working on, a number of strategies to achieve this objective (see “Recent corporate developments” above). If these strategies are successful, the Company expects that the negative tax effects of the silver purchase agreements will be ameliorated and cash flow will be improved.

The Company’s negative leverage to the silver price was partially offset in the second quarter of 2011 by reaching the annual 3.5 million ounce threshold under the silver purchase agreement and beginning to sell 50% of silver production at spot prices. During the second quarter of 2011, the Company sold 0.26 million ounces of silver at spot prices and it will continue to sell 50% of silver production at spot prices until August 5, 2011, when the annual threshold is reset at 3.5 million ounces for the next 12 month period.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2011

In the longer term, the Company intends to transition from being a single-asset gold producer to becoming an intermediate gold producer. To accelerate this transition, the Company is proposing a business combination with Northgate Minerals Corporation as discussed above. The proposed Northgate transaction aside, the Company was already targeting to increase annual gold production to 375,000 ounces by 2013 (by increasing production at the San Dimas Mine and by acquisitions).

Related party transactions

As discussed above (see “Liquidity and capital resources - Debt” section), the Company has a convertible note and promissory note outstanding to Goldcorp and a wholly-owned subsidiary of Golcorp. Goldcorp owns approximately 36% of the Company’s common shares. Interest accrues on the promissory and convertible notes and is recorded within trade and other payables; however no interest was paid during the period.

Amounts of $1.0 million and $2.3 million (2010 - $nil and $nil) were paid to DMSL during the three and six months ended June 30, 2011 respectively, for the purchase of equipment, equipment leasing fees and services received under a transition services agreement between the Company and DMSL. These amounts are considered to be at fair value.

Share Capital

Shares Issued

During the three and six months ended June 30, 2011, the Company issued 492,076 and 41,666 common shares for proceeds of $0.9 million and $0.1 million, respectively, upon the exercise of common share purchase warrants. During the three and six months ended June 30, 2011, the Company also issued 18,750 common shares for proceeds of $53,000, upon the exercise of common share options.

Outstanding share data

Total equity

Total equity as at June 30, 2011 was $430.1 million compared with $430.0 million as at December 31, 2010.

Share capital

As at June 30, 2011, the Company had 88,249,831 common shares outstanding. As at the date of this MD&A, the total number of common shares outstanding was 88,249,831.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2011

Options

As at June 30, 2011, the Company had 8,314,490 options outstanding with a weighted average exercise price of Cdn$5.61. As at the date of this MD&A, the total number of options outstanding was 8,314,490, of which 4,569,661 are exercisable.

Common share purchase warrants

As at June 30, 2011, the Company had a total of 21,283,616 common share purchase warrants outstanding with a weighted average exercise price of Cdn$7.95 per share. As at the date of this MD&A, the total number of common share purchase warrants outstanding is 21,276,980, all of which are exercisable.

Convertible note

As at June 30, 2011, the Company had a $60 million convertible note outstanding (see “Liquidity and capital resources – Debt”). The convertible note may be converted, up to the maturity date, at any time by the holder, Goldcorp, at a conversion price of Cdn$6.00 per share. Therefore, if Goldcorp makes such an election, the Company will issue 10,500,000 common shares to Goldcorp. In determining the number of common shares to be issued on conversion, the principal amount to be translated will be converted into Canadian dollars by multiplying that amount by 1.05.

As a result of approval by shareholders at its annual general meeting on May 17, 2011, Primero also has the option to convert the note into common shares on the maturity date at a conversion price based on 90% of the volume weighted average price for the five trading days before the maturity date.

Off-balance sheet arrangements

The Company does not currently have any off-balance sheet arrangements.

Changes in Accounting Policies

2011 is Primero’s first reporting year under IFRS. Accounting standards effective for periods beginning on or after January 1, 2011 have been adopted as part of the transition to IFRS.

Recent pronouncements issued

The Company has reviewed new and revised accounting pronouncements that have been issued but are not yet effective and determined that the following standard may have an impact on the Company:

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2011

As of January 1, 2013, Primero will be required to adopt IFRS 9, “Financial Instruments”, which is the result of the first phase of the IASB’s project to replace IAS 39, “Financial Instruments: Recognition and Measurement”. The new standard replaces the current multiple classification and measurement models for financial assets and liabilities with a single model that has only two classification categories: amortized cost and fair value. The adoption of this standard should not have a material impact on Primero’s consolidated financial statements.

Transition to IFRS

For all periods up to and including the year ended December 31, 2010, the Company prepared its financial statements in accordance with Canadian GAAP. The condensed consolidated financial statements of the Company, for the three and six months ended June 30, 2011 (available on SEDAR) have been prepared in accordance with IFRS.

Accordingly, the Company has prepared financial statements which comply with IFRS applicable for periods beginning on or after January 1, 2011, as described in the accounting policies listed in Note 2 to the March 31 condensed consolidated interim financial statements available on SEDAR. The principal adjustments made by the Company in restating its Canadian GAAP statement of financial position as at June 30, 2010 and its previously published Canadian GAAP Total Comprehensive Loss for the three and six months ended June 30, 2010 are described in Note 15 to the June 30, 2011 condensed consolidated interim financial statements. Below is a summary of adjustments posted upon transition to IFRS:

Adjustment 1 – 275,000 post-consolidation options were awarded in July 2009 which, under both Canadian GAAP and IFRS are considered to have a grant date of June 28, 2010 (when amendments to the stock option plan, which were required before the options could be exercised, were approved by the Company’s shareholders). Canadian GAAP requires the expense relating to these options to be charged to the statement of operations from the grant date. However, IFRS requires compensation expense to be charged to the statement of operations with respect to stock-based compensation prior to the grant date if services are already being received with respect to the award. As such, under IFRS a compensation expense should have been recorded with respect to these options starting from July 9, 2009. The impact of this difference in the three and six months ended June 30, 2010 was a decreased in the share-based payment expense of $485,000 and $335,000 respectively as compared to GAAP.

Adjustment 2 - Upon the transition to IFRS, the Company has changed its accounting policy relating to exploration and evaluation expenditures. Under Canadian GAAP the Company deferred all expenditures related to its mineral properties until such time as the properties were put into commercial production, sold or abandoned. The policy of the Company under IFRS is to defer only those costs which are expected to be recouped by future exploitation or sale or, where the costs have been incurred at sites where substantial exploration and evaluation activities have identified a mineral resource with sufficient certainty that permit a reasonable assessment of the existence of commercially recoverable reserves.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2011

This change has resulted in $1.4 million of costs previously deferred in relation to the Company’s Ventanas property being expensed; this is an adjustment to opening deficit in the January 1, 2010 balance sheet of the Company.

Critical Accounting Estimates

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Management has identified the following critical accounting policies and estimates; many of these accounting policies were relevant to the Company for the first time in 2010, with the acquisition of the San Dimas Mine.

Inventories

Finished goods, work-in-process and stockpiled ore are valued at the lower of average production cost and net realizable value.

The Company records the costs of mining ore in process as work-in-process inventories measured at the lower of cost and estimated net realizable value. These costs are charged to earnings and included in operating expenses on the basis of ounces of gold recovered. The estimates and assumptions used in the measurement of work-in-process inventories include quantities of recoverable ounces of gold and silver in the mill processing circuits and the price per gold ounce expected to be realized when the ounces of gold are recovered. If these estimates or assumptions prove to be inaccurate, the Company could be required to write down the carrying amounts of its work-in-process inventories, which would reduce the Company’s earnings and working capital. At June 30, 2011, the average costs of inventories are significantly below their net realizable values.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2011

Mining interests and impairment testing

The Company records mining interests at cost. Exploration costs are capitalized where they meet the Company’s criteria for capitalization.

A significant portion of the Company’s mining properties are depleted using the units-of-production method. Under the units-of-production method, depletion of mining properties is based on the amount of reserves expected to be recovered from the mines. If estimates of reserves expected to be recovered prove to be inaccurate, or if the Company revises its mining plan for a location, due to reductions in the metal price forecasts or otherwise, to reduce the amount of reserves expected to be recovered, the Company could be required to write down the carrying amounts of its mining properties, or to increase the amount of future depletion expense, both of which would reduce the Company’s earnings and net assets.

The Company reviews and evaluates its mining properties for impairment annually or when events or changes in circumstances indicate that the related carrying amounts may not be recoverable. This assessment is based on the expected discounted future net cash flows to be generated from the mines. If the Company determines there has been an impairment because its prior estimates of future net cash flows have proven to be inaccurate, due to reductions in the metal price forecasts, increases in the costs of production, reductions in the amount of reserves expected to be recovered or otherwise, or because the Company has determined that the deferred costs may not be recovered based on current economics or permitting considerations, the Company would be required to write down the carrying amounts of its mining properties, which would reduce the Company’s earnings and net assets. At June 30, 2011, in light of the proposed business combination with Northgate, the Company reviewed its mining properties for impairment and concluded, based on its discounted cash flow models, that there was no impairment.

Plant and equipment are depreciated over their estimated useful lives. In some instances, the estimated useful life is determined to be the life of mine in which the plant and equipment is used. If estimates of useful lives including the economic lives of mines prove to be inaccurate, the Company could be required to write down the carrying amounts of its plant and equipment, or to increase the amount of future depreciation expense, both of which would reduce the Company’s earnings and net assets.

Fair value of assets purchased in a business combination

The Company’s business combinations are accounted for using the acquisition method of accounting whereby assets acquired and liabilities assumed are recorded at their fair values as of the date of acquisition and any excess of the purchase price over such fair values is recorded as goodwill. No goodwill has been recorded to date.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2011

Assumptions underlying fair value estimates are subject to significant risks and uncertainties, which if incorrect could lead to an overstatement of the mineral properties of the Company which would then be subject to an impairment test as described above.

Reclamation and closure cost obligations

The Company has an obligation to reclaim its mining properties after the minerals have been mined from the site, and has estimated the costs necessary to comply with existing reclamation standards. IFRS requires the Company to recognize the fair value of a liability for a decommissioning liability, such as site closure and reclamation costs, in the period in which it is incurred if a reasonable estimate of fair value can be made. The Company records the estimated present value of future cash flows associated with site closure and reclamation as liabilities when the liabilities are incurred and increases the carrying values of the related assets by the same amount. At the end of each reporting period, the liabilities are increased to reflect the passage of time (accretion expense). Adjustments to the liabilities are also made for changes in the estimated future cash outflows underlying the initial fair value measurements which result in a corresponding change to the carrying values of the related assets. The capitalized asset retirement costs are amortized to earnings over the life of the related assets using the units-of-production method.

Taxation

The Company recognizes the future tax benefit related to deferred income tax assets and sets up a valuation allowance against any portion of those assets that it believes is not more likely than not to be realized. Assessing the recoverability of deferred income tax assets requires management to make significant estimates related to expectations of future taxable income, applicable tax strategies and the expected timing of the reversals of existing temporary differences. In making its assessments, management gives additional weight to positive and negative evidence that can be objectively verified. Estimates of future taxable income are based on forecasted cash flows from operations and the application of existing tax laws in each jurisdiction. Forecasted cash flows from operations are based on life of mine projections internally developed and reviewed by management.

The Company recognizes current income tax benefits when it is more likely than not, based on technical merits, that the relevant tax position will be sustained upon examination by applicable tax authorities. The more likely than not criteria is a matter of judgment based on the individual facts and circumstances of the relevant tax position evaluated in light of all available evidence.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2011

The recoverability of deferred income tax assets and the recognition and measurement of uncertain tax positions are subject to various assumptions and management judgment. Actual results may differ from these estimates. In circumstances where the applicable tax laws and regulations are either unclear or subject to ongoing varying interpretations, it is reasonably possible that changes in these estimates could occur that materially affect the amounts of deferred income tax assets and liabilities recorded at June 30, 2011.

Share-based payments

For equity-settled awards, the fair value of the award is charged to the statement of operations and credited to contributed surplus rateably over the vesting period, after adjusting for the number of awards that are expected to vest. The fair value of the awards is determined at the date of grant using the Black-Scholes option pricing model. To the extent that the inputs into the Black-Scholes pricing model are inaccurate, there could be an increase or decrease to the share-based payment charge to the statement of operations.

Capital management

There have been no significant changes in the Company’s objectives, policies and processes for managing its capital, including items the Company regards as capital, during the six months ended June 30, 2011. At June 30, 2011, the Company expects its capital resources and projected cash flows from continuing operations to support its normal operating requirements on an ongoing basis, planned development and exploration of its mineral properties, and other expansionary plans. At June 30, 2011, there were no externally imposed capital requirements to which the Company is subject and with which the Company had not complied.

Financial instruments

The Company’s financial instruments at June 30, 2011 consist of cash and cash equivalents, trade and other receivables, current derivative assets, trade and other payables, derivative liabilities, the VAT loan, the convertible note and the promissory note.

At June 30, 2011, the carrying amounts of trade and other receivables, trade and other payables, and the VAT loan are considered to be reasonable approximation of their fair values due to their short-term nature.

The fair value of the phantom share plan liability was calculated based on the fair value of the units at the reporting date calculated using the Black Scholes pricing model.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2011

Derivative instruments

The Company regularly assesses its financial instruments and non-financial contracts to ensure that any embedded derivatives are accounted for in accordance with its policy. There were no material embedded derivatives requiring separate accounting at June 30, 2011, other than those discussed below.

i)	Derivative contracts on silver

On March 18, 2011, the Company entered into a series of monthly call option contracts to purchase 1,204,000 ounces of silver at $39 per ounce for total cost of $2.2 million. These contracts were designed to cover approximately two-thirds of the monthly silver production sold to Silver Wheaton Caymans over the period April 1, 2011 to September 30, 2011. Since acquisition, contracts to purchase 334,000 ounces of silver have been sold, resulting in a gain of $514,000 and $616,000, respectively, for the three and six months ended June 30, 2011 respectively, and contracts to purchase 140,000 ounces have expired, resulting in a realized loss of $307,000 and $227,000, respectively, for the three and six months ended June 30, 2011.

The fair value of the remaining contracts (which are accounted for as a derivative asset) was $596,000 at June 30, 2011, based on current and available market information. As such, net losses of $1.6 million and $1.1 million have been recognized as unrealized mark-to-market losses on the outstanding contracts for the three and six months ended June 30, 2011, respectively, in the statement of operations.

ii)	Convertible note held with DMSL

At March 31, 2011, the fair value of the conversion feature of the convertible note was $nil million, shown as a non-current derivative liability. This resulted in an unrealized gain on this non-hedge derivative of $213,000 and $2.6 million during the three and six months ended June 30, 2011 (2010 - $nil and $nil).

The fair value of the convertible note liability was determined using a statistical model, which contains quoted prices and market-corroborated inputs. The fair value of the promissory note upon initial recognition was considered to be its face value.

Risks and uncertainties

Financial instrument risk exposure

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2011

The following describes the types of financial risks to which the Company’s financial instruments are exposed and its objectives and policies for managing those risk exposures:

(a)	Credit risk

Credit risk is the risk that the counterparty to a financial instrument will cause a financial loss for the Company by failing to discharge its obligations. Credit risk is primarily associated with trade and other receivables; however, it also arises on cash. To mitigate exposure to credit risk on financial assets, the Company limits the concentration of credit risk, ensures non- related counterparties demonstrate minimum acceptable credit worthiness and ensures liquidity of available funds.

The Company closely monitors its financial assets and does not have any significant concentration of credit risk with non- related parties . The Company invests its cash in highly rated financial institutions and sells its products exclusively to organizations with strong credit ratings. Those with whom trade receivables balances are held, previously transacted with the former owners of the mine, and the history of default was minimal, as such, the credit risk associated with trade receivables at June 30, 2011 is considered to be negligible. The $80.6 million VAT receivable due from the Government of Mexico was fully recovered subsequent to the reporting date.

(b)	Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Company has a planning, budgeting and forecasting process to help determine the funds required to support its normal operating requirements on an ongoing basis and its expansionary plans.

In the normal course of business, the Company enters into contracts and performs business activities that give rise to commitments for future minimum payments. The following table summarizes the contractual maturities of the Company’s financial liabilities and operating and capital commitments at June 30, 2011:

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2011

					December 31
(in thousands of US dollars)	June 30, 2011				2010
	Within		Over
	1 year	2-5 years	5 years	Total	Total
	$	$	$	$	$
Trade and other payables (excluding interest)	23,132	-	-	23,132	37,358
Convertible debt and interest	1,800	61,800	-	63,600	63,600
Promissory note and interest	9,208	54,000	-	63,208	63,208
VAT loan and interest	70,086	-	-	70,086	71,540
Minimum rental and operating lease payments	863	894	-	1,757	2,661
Reclamation and closure cost obligations	-	-	17,064	17,064	17,064
Commitment to purchase plant and equipment	349	-	-	- 349	1,733
	105,438	116,694	17,064	239,196	257,164

The Company expects to discharge its commitments as they come due from its existing cash balances, cash flow from operations and collection of receivables. On July 4, 2011, the Company received a refund of the $80.6 million of VAT which was refundable by the Mexican government with respect to the acquisition of the San Dimas Mine. Interest on the refund and the strengthening of the Mexican peso against the US dollar since the August 2010 acquisition date increased the refund to $87.2 million. Concurrently with the receipt of the VAT from the Mexican government, the Company repaid all outstanding principal and interest on the $70 million non-revolving credit facility with the Bank of Nova Scotia.

(c)	Market risk

	(i)	Currency risk

Currency risk is the risk that the fair values or future cash flows of the Company’s financial instruments will fluctuate because of changes in foreign currency exchange rates. Exchange rate fluctuations may affect the costs incurred in the operations. Gold is sold in U.S. dollars and costs are incurred principally in U.S. dollars and Mexican pesos. The appreciation of the Mexican peso against the U.S. dollar can increase the costs of gold production and capital expenditures in U.S. dollar terms. The Company also holds cash that is denominated in Canadian dollars and Mexican pesos which are subject to currency risk. The Company’s equity is denominated in Canadian dollars; the convertible U.S. dollar debt held by DMSL is convertible into equity at a fixed Canadian dollar price, as such the Company is subject to currency risk if the Canadian dollar depreciates against the U.S. dollar.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2011

During the three and six months ended June 30, 2011, the Company recognized a gain of $5.0 million and $3.4 million respectively on foreign exchange (three and six months ended June 30, 2010 - loss of $nil and $nil respectively).

The Company does not currently use derivative instruments to reduce its exposure to currency risk, however, management monitors its differing currency needs and tries to reduce its exposure to currency risks through exchanging currencies at what are considered to be optimal times.

(ii)	Interest rate risk

Interest rate risk is the risk that the fair values and future cash flows of the financial instruments will fluctuate because of changes in market interest rates. The exposure to interest rates is monitored. The Company has limited interest rate risk as the net exposure of financial instruments subject to floating interest rates is not material.

(iii)	Price risk

Price risk is the risk that the fair value or future cash flows of the Company’s financial instruments will fluctuate because of changes in commodity prices. Profitability depends on metal prices for gold and silver. Metal prices are affected by numerous factors such as the sale or purchase of gold and silver by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuations in the value of the U.S. dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of major producing countries throughout the world. This risk includes the fixed price contracted sales of silver and associated taxation. In March 2011, the Company entered into a series of call options to purchase silver at pre-determined US dollar amounts in order to protect against the adverse tax consequences of increasing silver prices (see ``Financial instruments – derivative instruments`` and “Silver purchase agreement” above) while at the same time exposing the Company to incremental profits from a potential rise in silver prices.

Other risks and uncertainties

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2011

There were no changes to the Company’s exposure to other risks and uncertainties, including risks relating to the Company`s foreign operations, government regulations and environmental regulation, as described in the 2010 year end MD&A and the Company’s 2010 annual information form.

Internal controls over financial reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Other than changes related to the Company’s IFRS transition plan, there have been no changes in internal control over financial reporting during the six months ended June 30, 2011 that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting.

Disclosure controls

Management is also responsible for the design and effectiveness of disclosure controls and procedures to provide reasonable assurance that material information related to the Company, including its consolidated subsidiaries, is made known to the Company’s certifying officers. Subject to the limitation noted below, the Company’s Chief Executive Office and Chief Financial Officer have each evaluated the effectiveness of the Company’s disclosure controls and procedures as at June 30, 2011 and have concluded that these disclosure controls and procedures are effective.

In accordance with NI 52-109, a company may limit its design of disclosure controls and procedures and internal controls over financial reporting to exclude the controls, policies and procedures of a business that it acquired less than 365 days previously. The Company’s management, with the participation of the Chief Executive Officer and the Chief Financial Officer, has limited the scope of the design of the Company’s disclosure controls and procedures and internal control over financial reporting to exclude controls, policies and procedures at the San Dimas Mine, which was purchased on August 6, 2010. The San Dimas Mine constitutes approximately 90% of total assets, 90% of net assets and 100% of earnings from mine operations of the consolidated financial statement amounts as at and for the three and six months ended June 30, 2011.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2011

Cautionary Statement on Forward-Looking Statement Information

Certain statements made and information contained in this MD&A constitute “forward-looking information” within the meaning of Canadian securities laws, for example, references to the possibility of acquiring producing or near-term producing precious metals assets, future gold and silver production, the business combination with Northgate and the Company’s ability to mitigate the tax imbalances arising from the silver purchase agreement. Forward–looking information and statements in this MD&A include those that relate to:

  the ability of the Company to expand production at the San Dimas Mine , the ability of the Company to successfully operate the San Dimas Mines, the ability of the Company to identify appropriate acquisition opportunities, or if an opportunity is identified, to conclude a transaction on satisfactory terms, the ability of the Company to complete its announced business combination with Northgate and achieve the expected benefits from that transaction, the actual results of exploration activities, including the ability of the Company to continue the historical conversion of resources to reserves at the San Dimas Mine, actual results of reclamation activities at the San Dimas Mine, the estimation or realization of Mineral Reserves and Resources, guidance in respect of the amount of estimated future production, capital expenditures and costs, including forecasted cash costs, the timing of the development of new mineral deposits,
  the ability of the Company to implement restructuring initiatives to lower its effective tax rate and increase cash flows, the Company’s requirements for additional capital and ability to complete future financings, future prices of precious metals and the gold: silver price ratio, expected ore grades, recovery rates, and throughput,
  that plant, equipment or processes will operate as anticipated, the ability of the San Dimas mine to continue to operate above its installed mill capacity of 2,100 tonnes per day, accidents, labour disputes, road blocks and other risks of the mining industry, the ability of the Company to obtain governmental approvals or permits in connection with the continued operation and development of the San Dimas Mine,

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2011

  the ability of the Company to comply with environmental, safety and other regulatory requirements, the completion of development or construction activities,
  that tax authorities will not challenge the Company’s filing position in its tax returns, the ability of the Company to restructure in order to reduce its effective tax rate, expectations regarding currency fluctuations,
  title disputes relating to the Company’s properties,
  the timing and possible outcome of pending litigation,
  the Company’s plan to list on the NYSE.

Such forward-looking information is necessarily based upon a number of factors and assumptions that, while considered reasonable by the Company as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The assumptions made by the Company in preparing the forward-looking information contained in this MD&A, which may prove to be incorrect, include, but are not limited to: the expectations and beliefs of management; the specific assumptions set forth above in this MD&A; the existence of companies that may wish to dispose of producing or near-term producing precious metals assets; that there are no significant disruptions affecting operations, whether due to labour disruptions, supply disruptions, damage to or loss of equipment, whether as a result of natural occurrences including flooding, political changes, title issues, intervention by local landowners, loss of permits, or environmental concerns or otherwise; that there are no disruptions in the supply of power from the Las Truchas power generation facility, whether as a result of damage to the facility or unusually limited amounts of precipitation; that development and expansion at San Dimas proceeds on a basis consistent with current expectations and the Company does not change its development and exploration plans; that the exchange rate between the Canadian dollar, Mexican peso and the United States dollar remain consistent with current levels or as set out in this press release; that prices for gold and silver remain consistent with the Company's expectations; that prices for key mining supplies, including labour costs and consumables, remain consistent with the Company's current expectations; that production meets expectations; that Company’s current estimates of mineral reserves, mineral resources, mineral grades and mineral recovery are accurate; that the Company identifies higher grade veins in sufficient quantities of minable ore in the Central Block and Sinaloa Graben; that the geology and vein structures in the Sinaloa Graben are as expected; that the Company completes the Sinaloa Graben/Central Block tunnel; that the ratio of gold to silver price is maintained in accordance with the Company’s expectations; that there are no material variations in the current tax and regulatory environment; that the Company will receive required permits and access to surface rights; that the Company can access financing, appropriate equipment and sufficient labour and that the political environment within Mexico will continue to support the development of environmentally safe mining projects.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2011

No assurance can be given as to whether these assumptions will prove to be correct. These assumptions should be considered carefully by investors. Investors are cautioned not to place undue reliance on the forward-looking information and statements or the assumptions on which the Company’s forward-looking information and statements are based.

Forward-looking information is subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements. Such risks include, but are not limited to: the volatility of prices of gold and other metals; uncertainty of mineral reserves, mineral resources, mineral grades and mineral recovery estimates; uncertainty of future production, delays in completion of the mill expansion, exploration and development plans; insufficient capital to complete mill expansion, development and exploration plans; currency fluctuations; financing of additional capital requirements; cost of exploration and development programs; inability to complete the Sinaloa Graben/Central Block tunnel or other development; mining risks, including unexpected formations and cave-ins, which delay operations or prevent extraction of material; risk that the Company’s deduction of 100% of the tax value of mineral concessions and any other tax initiative will be challenged by the tax authorities; risks associated with foreign operations; governmental and environmental regulation; the volatility of the Company's stock price; landowner dissatisfaction and disputes; delays in permitting; damage to equipment; labour disruptions; interruptions. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements.

Investors are advised to carefully review and consider the risk factors identified in this MD&A under the heading “Risks and uncertainties” and in the Company’s Annual Information Form, dated March 29, 2011, under the heading “Risk Factors” for a discussion of the factors that could cause the Company’s actual results, performance and achievements to be materially different from any anticipated future results, performance or achievements expressed or implied by the forward-looking statements. Investors are further cautioned that the foregoing list of assumptions and risk factors is not exhaustive and it is recommended that prospective investors consult the more complete discussion of the Company’s business, financial condition and prospects that is included in this MD&A. The forward-looking information and statements contained in this MD&A are made as of the date hereof and, accordingly, are subject to change after such date.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2011

The Company does not undertake to update any forward-looking information, except as, and to the extent, required by applicable securities laws. The forward-looking statements contained herein are expressly qualified by this cautionary statement.

Cautionary Note for United States Investors

As a British Columbia corporation and a “reporting issuer” under Canadian securities laws, the Company is subject to certain rules and regulations issued by Canadian Securities Administrators. The Company is required to provide detailed information regarding its properties including mineralization, drilling, sampling and analysis, on security of samples and mineral reserve estimates under NI 43-101. Further, the Company describes any mineral resources associated with its properties utilizing terminology such as “inferred” or “indicated” which are terms recognized by Canadian regulators under NI 43-101 but not recognized by the United States’ Securities and Exchange Commission.

On behalf of the Board

“Joseph F. Conway”
_______________________
Joseph F. Conway
President, CEO and Director